

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
Mr. Lawrence B. Alletto, Chief Financial Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

      **Re: Revlon, Inc.
           Revlon Consumer Products Corporation
           Form 10-K for the year ended December 31, 2013
           Filed March 5, 2014
           File Nos. 1-11178 and 033-59650**

Dear Mr. Alletto:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Financial Condition, Liquidity and Capital Resources, page 37</u>

1.   Given your foreign operations, please enhance your liquidity disclosures in future periodic filings to quantify the amount of cash and cash equivalents held at foreign locations as of December 31, if material, and address the potential impact on your liquidity of holding cash outside the US.

<u>Item 15. Exhibits, Financial Statement Schedules, page 65</u>

2.   We note that you have not filed the schedules and exhibits to your term loan and credit agreements filed as exhibits 4.1, 4.4 and 4.5. As indicated in our prior comment three in our letter dated December 15, 2009, please file a complete copy of your term loan and credit agreements including all of the schedules and exhibits to exhibit 4.1, 4.4 and 4.5 with your next Exchange Act report.

Consolidated Statement of Cash Flows, page F-7

3.   Please tell us how you considered the provisions of ASC 230-10-45-13 in classifying the purchases of permanent displays as operating cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Lucinda Treat, Revlon, Inc.